1. Name and Address of Reporting Person
   Day, Corbin
   20 North Orange Avenue
   Suite 200
   Orlando, Fl 32801-
2. Issuer Name and Ticker or Trading Symbol
   Hughes Supply, Inc. (HUG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/11/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               0              D
Common Stock                    04/11/2003 04/11/2003 J         -50000      D   $36.7200                  I           Jemison
                                                      <F1>                                                            Investment
                                                                                                                      Co. <F2>
Common Stock                    04/11/2003 04/11/2003 J         -50000      D   $35.5900   350000         I           Jemison
                                                      <F3>                                                            Investment
                                                                                                                      Co. <F2>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Option      $16                                                       05/15/2011 Common                      5000    D
                                                                                 Stock
Option      $18.75                                                    05/16/2010 Common                      5000    D
                                                                                 Stock
Option      $24.833                                                   05/20/2007 Common                      3213    D
                                                                                 Stock
Option      $26.8125                                                  05/19/2009 Common                      5000    D
                                                                                 Stock
Option      $35.625                                                   05/20/2008 Common                      5625    D
                                                                                 Stock
Option      $36.05                                                    05/21/2012 Common                      5000    D
                                                                                 Stock
Forward     $0       04/11/2 04/11/2 J <F3>          1     04/11/2003 04/11/2003 Common  1        $0.0000            I       Jemison
Contract             003     003                                                 Stock                                       Investm
(obligation                                                                                                                  ent Co.
to sell)                                                                                                                     <F2>
Forward     $0       04/11/2 04/11/2 J <F1>          1     04/11/2003 04/11/2003 Common  1        $0.0000    0       I       Jemison
Contract             003     003                                                 Stock                                       Investm
(obligation                                                                                                                  ent Co.
to sell)                                                                                                                     <F2>

Explanation of Responses:

<F1>
Corbin Day - In connection with the settlement of a forward sale transaction entered into on 4/11/02 with an unaffiliated third party, Jemison Investment Co., Inc. received $36.72 for each share of common stock subject to the contract.
<F2>
Corbin Day - The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purposes.
<F3>
Corbin Day - In connection with the settlement of a forward sale transaction entered into on 4/11/02 with an unaffiliated third party, Jemison Investment Co., Inc. received $35.59 for each share of common stock subject to the contract.

SIGNATURE OF REPORTING PERSON
/s/ Jay Clark, Assistant Secretary

DATE
04/14/2003